UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO

SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant’s name into English)

Federative Republic of Brazil	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua da Quitanda, 196 – 24th floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil	Not Applicable
(Address of principal executive offices)	(Zip Code)

Copy to:

David S. Bakst, Esq.

Elizabeth C. Walsh, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2275

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Class B1 Shares, without par value	The New York Stock Exchange (“NYSE”)*

American Depositary Shares (the “ADSs”), each representing one Preferred Class B1 Share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act: None.

* Application made for registration purposes only, not for trading, and only in connection with the listing of the ADSs on the NYSE. Each ADS represents the right to receive one Preferred Class B1 Share, and the ADSs were previously registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6, which was originally declared effective by the U.S. Securities and Exchange Commission on August 18, 2017 (File No. 333-219599). Accordingly, the ADSs are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed in connection with the mandatory exchange of all the Registrant’s currently outstanding Preferred Class B Shares into Preferred Class B1 Shares and Preferred ADRs into Class B1 Preferred ADRs. The material terms and conditions of the Preferred Class B Shares and the Preferred Class B1 Shares are identical in all material respects, as are the material terms and conditions of the Preferred ADRs and the Preferred Class B1 ADRs. Notwithstanding, Preferred Class B1 Shares and Preferred Class B1 ADRs are entitled to certain tag along rights, as described further below

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

General.

This Form 8-A relates to the preferred class B1 shares, without par value (the “Preferred Class B1 Shares”) and the American Depositary Shares (“ADSs”) each representing one Preferred Class B1 Share of Centrais Elétricas Brasileiras S.A. - Eletrobras (the “Company”, “we”, “us” or “our”).

The following information is a summary of the material terms of the Preferred Class B1 Shares as set out in the Bylaws of the Company as presently in effect (the “Bylaws”). You are encouraged to read the full Bylaws which are filed as Exhibit 1.1 to this Form 8-A.

Description of the Company’s Preferred Class B1 Shares

General

Preferred Class B1 Shares may be held in the form of ADSs, each of which represents one Preferred Class B1 Share. The Second Amended and Restated Deposit Agreement, as amended by Amendment No. 1 thereto, by and among the Company, Citibank, N.A., a national banking association organized under the laws of the United States (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued and outstanding (the “Deposit Agreement”) governs the rights of holders of ADSs as described below in “Description of the Company’s American Depositary Shares.” You should be aware that these rights are different from the rights of the holders of the Preferred Class B1 Shares.

All of the issued Preferred Class B1 Shares are fully paid and are represented in book-entry form.

Dividends

Holders of the Preferred Class B1 Shares are entitled to participate in all future capital increases. In addition, holders of Preferred Class B1 Shares, resulting from the conversion of Preferred Class B Shares will have priority in the reimbursement of capital and distribution of dividends, which will be levied at the rate of 6% per year and distributed on the capital linked to those shares, with priority dividends to be apportioned equally among the shareholders.

Unpaid dividends on Preferred Class B1 Shares are not payable in future years. Preferred Class B1 Shares rank equally with the Company’s preferred Class A shares on a liquidation.

Voting Rights

Holders of Preferred Class B1 Shares are not entitled to vote at annual or special general meetings of shareholders, except under limited circumstances.

Conversion

Preferred Class B1 Shares cannot be converted into the Company’s common shares.

Transfer of Shares

Preferred Class B1 Shares are subject to the limitations and procedures set forth in the Bylaws and applicable Brazilian corporate and securities laws and regulations. More specifically, the Bylaws may, in certain circumstances: (i) restrict transfers of Preferred Class B1 Shares that would result in the direct or indirect ownership of Preferred Class B1 Shares or voting rights by a single shareholder, or group of shareholders, exceeding the limits imposed by applicable Brazilian law and/or the Bylaws; (ii) remove or restrict the voting rights accruing to a single shareholder, or group of shareholders, of Preferred Class B1 Shares where the voting rights of such shareholders exceed the limits imposed by applicable Brazilian law and/or the Bylaws; and (iii) require the Company to make a mandatory offer to repurchase Preferred Class B1 Shares owned by a single shareholder, or group of owners, that exceed the limits set forth by applicable Brazilian law and/or in the Bylaws, at a purchase price determined in accordance with applicable Brazilian law and/or the Bylaws. Brazilian law and/or the Bylaws may also, in certain circumstances, restrict or prohibit shareholder agreements that could have the effect of exceeding the limits imposed by Brazilian law and/or the Bylaws on direct or indirect ownership of Preferred Class B1 Shares or voting rights by a single shareholder, or group of shareholders, of Preferred Class B1 Shares. For any transfer of ownership of Preferred Class B1 Shares, the financial institution where such shares are deposited may charge the transferring shareholder fees and charges in connection with such transfer, as permitted under applicable regulations and such institution’s fee schedule.

Preemptive Rights

No preemptive rights apply on the transfer of the Preferred Class B1 Shares, but they do apply if the Company decides to issue new shares. However, preemptive rights do not apply to the subscription of shares within the limit of authorized capital if the placement of those shares is made through the stock exchange or public subscription, under article 172 of the Brazilian Corporate Law.

Tag-Along Rights

Holders of Preferred Class B1 Shares will have the right to sell their shares in a public tender offer triggered by a sale of control of the Company, in order to ensure equal treatment to that afforded to the selling controlling shareholder (100% tag-along right).

Redemption

The redemption of shares of one or more classes, including but not limited to the Preferred Class B1 Shares, may be undertaken upon resolution of a shareholders’ meeting.

Notification of Interests in Company Shares

Any holder of Preferred Class B1 Shares who acquires or disposes of 10% or 15% cumulatively of the Company’s capital stock in any share class is required to notify the Company immediately upon completion of such transaction.

Description of the Company’s American Depositary Shares

Citibank, N.A. has agreed to act as the Depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the Depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The Depositary typically appoints a custodian to safekeep the securities on deposit. In this case, Banco Bradesco S.A., located at Cidade de Deus, S/N, Prédio Amarelo, 1st floor, Vila Yara, Osasco, São Paulo, Brazil – Zip Code: 06029-900 is the custodian (the “Custodian”).

We have appointed Citibank as Depositary pursuant to a deposit agreement. Copies of the deposit agreement and the form of amendment no. 1 to the deposit agreement are on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-219599 when retrieving such copies.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one Preferred Class B1 share that is on deposit with the Depositary and/or Custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the Depositary or the Custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the Depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The Custodian, the Depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the Depositary, the Custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The Depositary, the Custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the Depositary, and the Depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the Custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the Depositary. As an ADS holder you appoint the Depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Preferred Class B1 Shares will continue to be governed by the laws of Brazil, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the Depositary, the Custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The Depositary will hold on your behalf the shareholder rights attached to the Preferred Class B1 Shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Preferred Class B1 Shares represented by your ADSs through the Depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the Depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the Depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the Depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the Depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the Depositary to the holders of the ADSs. The direct registration system includes automated transfers between the Depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Preferred Class B1 Shares in the name of the Depositary or the Custodian shall, to the maximum extent permitted by applicable law, vest in the Depositary or the Custodian the record ownership in the applicable Preferred Class B1 Shares with the beneficial ownership rights and interests in such Preferred Class B1 Shares being at all times vested with the beneficial owners of the ADSs representing the Preferred Class B1 Shares. The Depositary or the Custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the Custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the Custodian, we will deposit the funds with the Custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Brazilian laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the Custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The Depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the Depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of Preferred Class B1 Shares for the securities on deposit with the Custodian, we will deposit the applicable number of Preferred Class B1 Shares with the Custodian. Upon receipt of confirmation of such deposit, the Depositary will either distribute to holders new ADSs representing the Preferred Class B1 Shares deposited or modify the ADS-to-Preferred Class B1 Shares ratio, in which case each ADS you hold will represent rights and interests in the additional Preferred Class B1 Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Preferred Class B1 Shares ratio upon a distribution of Preferred Class B1 Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new Preferred Class B1 Shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the Depositary does not distribute new ADSs as described above, it may sell the Preferred Class B1 Shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Preferred Class B1 Shares, we will give prior notice to the Depositary and we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The Depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Preferred Class B1 Shares other than in the form of ADSs.

The Depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or
•	We fail to deliver satisfactory documents to the Depositary; or
•	It is not reasonably practicable to distribute the rights.

The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the Depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the Depositary in determining whether such distribution is lawful and reasonably practicable.

The Depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the Depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Brazil would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Preferred Class B1 Shares or rights to subscribe for additional Preferred Class B1 Shares, we will notify the Depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the Depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the Depositary all of the documentation contemplated in the deposit agreement, the Depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.

The Depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or
•	We do not deliver satisfactory documents to the Depositary; or
•	The Depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the Custodian, we will notify the Depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the Depositary will provide notice of the redemption to the holders.

The Custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The Depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the Depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the Depositary may determine.

Changes Affecting Preferred Class B1 Shares

The Preferred Class B1 Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Preferred Class B1 Shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Preferred Class B1 Shares held on deposit. The Depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Preferred Class B1 Shares. If the Depositary may not lawfully distribute such property to you, the Depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Preferred Class B1 Shares

The Depositary may create ADSs on your behalf if you or your broker deposit Preferred Class B1 Shares with the Custodian. The Depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Preferred Class B1 Shares to the Custodian. Your ability to deposit Preferred Class B1 Shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the Depositary or the Custodian receives confirmation that all required approvals have been given and that the Preferred Class B1 Shares have been duly transferred to the Custodian. The Depositary will only issue ADSs in whole numbers.

When you make a deposit of Preferred Class B1 Shares, you will be responsible for transferring good and valid title to the Depositary. As such, you will be deemed to represent and warrant that:

•	The Preferred Class B1 Shares are duly authorized, validly issued, fully paid, nonassessable and legally obtained.
•	All preemptive (and similar) rights, if any, with respect to such Preferred Class B1 Shares have been validly waived or exercised.
•	You are duly authorized to deposit the Preferred Class B1 Shares.
•	The Preferred Class B1 Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).
•	The Preferred Class B1 Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the Depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the Depositary deems appropriate;
•	provide any transfer stamps required by the State of New York or the United States; and
•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the Depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Preferred Class B1 Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the Depositary for cancellation and then receive the corresponding number of underlying Preferred Class B1 Shares at the Custodian’s offices. Your ability to withdraw the Preferred Class B1 Shares held in respect of the ADSs may be limited by U.S. and Brazilian law considerations applicable at the time of withdrawal. In order to withdraw the Preferred Class B1 Shares represented by your ADSs, you will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Preferred Class B1 Shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Preferred Class B1 Shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the Depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the Preferred Class B1 Shares or ADSs are closed, or (ii) Preferred Class B1 Shares are immobilized on account of a shareholders’ meeting or a payment of dividends.
•	Obligations to pay fees, taxes and similar charges.
•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the Preferred Class B1 Shares represented by your ADSs.

At our request, the Depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the Depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

Pursuant to the terms of Brazilian law and our Bylaws, we may, in certain circumstances and regardless of the amount of a holder’s Preferred Class B1 Shares, remove or restrict the voting rights accruing to such Preferred Class B1 Shares where the voting rights of the owners of such Preferred Class B1 Shares exceed the limits imposed by applicable Brazilian law and/or our Bylaws. As a result, we may instruct the Depositary to, and the Depositary may, and upon such instruction from us shall use commercially practicable efforts to, remove or restrict the voting rights accruing to those ADSs where the Depositary is timely informed by us that the direct or indirect voting rights of certain holders and beneficial owners of ADSs exceed the limits imposed by applicable Brazilian law and/or our Bylaws.

If the Depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions. The Depositary and us may require a holder of ADSs who provides voting instructions to the Depositary to certify to us and the Depositary to that (i) the beneficial owner of such ADSs does not own, directly or indirectly, Preferred Class B1 Shares, and/or does not and will not exercise voting rights, in excess of the limits imposed by applicable Brazilian law and/or our Bylaws, and (ii) the beneficial owner of such ADSs has not entered into any agreement with the intent to exceed the limits on ownership of Preferred Class B1 Shares and/or voting rights imposed by applicable Brazilian law and/or our Bylaws. Failure by a holder of ADSs to provide such certification (if required by the us and the Depositary) may invalidate any voting instructions received.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:

	Service	Fees
•

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Preferred Class B1 Shares, upon a change in the ADS(s)-to- Preferred Class B1 Shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of Preferred Class B1 Shares

Up to U.S. 5¢ per ADS issued
•	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Preferred Class B1 Shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled
•	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
•	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares)	Up to U.S. 5¢ per ADS held
•	ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary

As an ADS holder you will also be responsible to pay certain charges (some of which may be cumulative) such as:

•	taxes (including, applicable interest and penalties) and other governmental charges;
•	such registration fees as may from time to time be in effect for the registration of Preferred Class B1 Shares or other deposited securities on the share register and applicable to transfers of Preferred Class B1 Shares or other deposited securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;
•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Preferred Class B1 Shares or withdrawing deposited securities or of the holders and beneficial owners of ADSs;
•	the expenses and charges incurred by the Depositary in the conversion of foreign currency;
•	such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Preferred Class B1 Shares, deposited securities, ADSs and ADRs; and
•	the fees and expenses incurred by the Depositary, the Custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the Depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the Depositary fees, the Depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. You will receive prior notice of such changes. The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary agree from time to time.

Amendments and Termination

We may agree with the Depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Preferred Class B1 Shares represented by your ADSs (except as permitted by law).

We have the right to direct the Depositary to terminate the deposit agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the Depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the Depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the Depositary may make available to owners of ADSs a means to withdraw the Preferred Class B1 Shares represented by ADSs and to direct the depositary of such Preferred Class B1 Shares into an unsponsored American depositary share program established by the Depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to limitations of the laws of Brazil, satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The Depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The Depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the Depositary’s obligations to you. Please note the following:

•	We and the Depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
•	The Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Preferred Class B1 Shares, for the validity or worth of the Preferred Class B1 Shares, for any financial transaction entered into by any person in respect of the ADSs or any Deposited Property, for any tax consequences that result from the ownership of, or any transaction involving, ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.
•	We and the Depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
•	We and the Depositary disclaim any liability if we or the Depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Bylaws, or any provision of or governing the securities on deposit, or by reason of any act of God or other circumstances beyond our control.
•	We and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our By-laws or in any provisions of or governing the securities on deposit.
•	We and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Preferred Class B1 Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.
•	We and the Depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Preferred Class B1 Shares but is not, under the terms of the deposit agreement, made available to you.
•	We and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•	We and the Depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the Depositary and you as ADS holder.
•	Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

•	None of the Depositary, the Custodian or us shall be liable for any action or failure to act by any holder of ADSs relating to the holder of ADSs’ obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of Preferred Class B1 Shares, including, without limitation, any failure to comply with a requirement to register such investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal or any failure to report foreign exchange transactions to the Brazilian Central Bank, as the case may be. Without limiting the provisions hereof, each holder of ADS will be responsible for the payment and/or reimbursement of any and all taxes effectively paid or incurred by us, the Depositary or the Custodian (including as a result of the execution of any symbolic foreign exchange transaction (operação simbólica de câmbio)) related to or as a result of a deposit of Preferred Class B1 Shares and/or withdrawal or sale of Preferred Class B1 Shares by such holder of ADSs. Each holder of ADSs will be responsible for the reporting of any false or misleading information, or the failure to report required information, relating to foreign exchange transactions to the Custodian or the Brazilian Central Bank, as the case may be, in connection with deposits or withdrawals of Preferred Class B1 Shares.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the Preferred Class B1 Shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the Preferred Class B1 Shares, and such limitations would most likely not apply to ADS holders who withdraw the Preferred Class B1 Shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the Preferred Class B1 Shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the Depositary and the Custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The Depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Depositary and the Custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the Depositary and to the Custodian proof of taxpayer status and residence and such other information as the Depositary and the Custodian may require to fulfill legal obligations. You are required to indemnify us, the Depositary and the Custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The Depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the Depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.
•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.
•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Preferred Class B1 Shares (including Preferred Class B1 Shares represented by ADSs) are governed by the laws of Brazil.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxation

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of purchasing, owning and disposing of the Preferred Class B1 Shares or ADSs. This discussion applies only to beneficial owners of our Preferred Class B1 Shares or ADSs that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). The discussion applies only to U.S. Holders who hold our Preferred Class B1 Shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	financial institutions or insurance companies;
•	tax-exempt organizations;
•	broker-dealers;
•	traders in securities that elect mark to market;
•	real estate investment trusts, regulated investment companies, partnership or grantor trusts;
•	investors whose functional currency is not the United States dollar;
•	United States expatriates;
•	Holders that hold our shares or ADSs as part of a hedge, straddle, or conversion transaction; or

•	Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value, if any, of our shares or ADS.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (as defined below) for United States federal income tax purposes. Please see the discussion in “Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding our shares or ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our shares or ADSs. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding our shares or ADSs.

In general, for U.S. federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of the shares represented by such ADSs.

You should consult your own tax advisor regarding the United States federal, state, local and non-U.S. income and other tax consequences of purchasing, owning and disposing of our Preferred Class B1 Shares or ADSs in your particular circumstances.

You are a “U.S. Holder” if you are a beneficial owner of Preferred Class B1 Shares or ADSs and you are for United States federal income tax purposes:

•	An individual who is a citizen or resident of the United States;
•	A corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	An estate the income of which is subject to United States federal income tax regardless of its source; or
•	A trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our shares or ADSs should consult its own tax advisor regarding the specific tax consequences of the purchase, ownership and disposition of the Preferred Class B1 Shares or ADSs.

Distributions on Preferred Class B1 Shares or ADSs

The gross amount of distributions made to you of cash or property with respect to your Preferred Class B1 Shares or ADSs, before reduction for any Brazilian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. We, however, do not expect to maintain calculations of our earnings and profits in accordance with the U.S. federal income tax accounting principles. You should, therefore, expect that any distribution we make will be treated as a dividend.    Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations, including holding period limitations, dividends paid to non-corporate U.S. Holders of Preferred Class B1 Shares or ADSs will be taxable at preferential rates.

If you are a U.S. Holder, and we pay a dividend in Brazilian reais, any such dividend will be included in your gross income in an amount equal to the U.S. dollar value of Brazilian reais on the date of receipt by you or, in the case of ADS, the Depositary, regardless of whether or when the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

If you are a U.S. Holder, dividends paid to you with respect to your Preferred Class B1 Shares or ADSs should be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Brazilian tax withheld on dividends may be credited against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. The rules relating to foreign tax credits and deductions are very complex, and recent changes to the foreign tax credit rules introduced additional requirements and limitations (though the application of some of these changes has been deferred pending further guidance). Therefore, you should consult your own tax advisor regarding the applicability of these rules in your particular circumstances.

Sale or Exchange or other Taxable Disposition of Preferred Class B1 Shares or ADSs

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of our Preferred Class B1 Shares or ADSs measured by the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the Preferred Class B1 Shares or ADSs. Any gain or loss will be long-term capital gain or loss if the Preferred Class B1 Shares or ADSs have been held for more than one year. Long-term capital gains of certain U.S. holders (including individuals) are eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

If Brazilian tax is withheld on the sale or other disposition of a Preferred Class B1 Share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a Preferred Class B1 Share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. In the case of a disposition of a share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a Preferred Class B1 Share or ADS, as the case may be, that is not registered pursuant to RC No. 13, on which a Brazilian capital gains tax is imposed), the U.S. Holder is likely not to be able to claim a foreign tax credit for that Brazilian tax. The U.S. foreign tax credit rules are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations. U.S. Holders should consult their own advisors with respect to the application of these rules to their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not expect the Preferred Class B1 Shares or ADSs to be shares of a PFIC for United States federal income tax purposes. However, the determination of whether the Preferred Class B1 Shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, as well as certain items that are not directly in our control, such as the value of Preferred Class B1 Shares or ADSs, and involve the application of complex tax rules the application of which to our business is not always entirely clear, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

If we are treated as a PFIC for any taxable year during which you are a U.S. Holder, various adverse consequences could apply to you. Neither gains nor dividends would be subject to the reduced tax rates discussed above that are applicable in certain situations. Rather, gain recognized by you on a sale or other disposition of the Preferred Class B1 Shares or ADSs would be allocated ratably over your holding period for the Preferred Class B1 Shares or ADSs. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on such tax as if it had not been paid from the original due date for your tax return for such year. Further, any distribution in respect of the Preferred Class B1 Shares or ADSs in excess of 125% of the average of the annual distributions on Preferred Class B1 Shares or ADSs received by you during the preceding three years or, if shorter, your holding period would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In any case, you would be subject to additional U.S. tax form filing requirements.

Backup Withholding and Information Reporting

In general, dividends on our Preferred Class B1 Shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of Preferred Class B1 Shares or ADSs, paid within the United States or through certain United States related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding unless the holder: (i) establishes, if required to do so, that it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding.

You can credit amounts withheld under these rules against your United States federal income tax liability, or obtain a refund of such amounts that exceed your United States federal income tax liability, provided that the required information is furnished to the IRS.

You should consult your own tax advisors concerning any U.S. reporting requirements that may arise out of your ownership or disposition of Preferred Class B1 Shares or ADSs in light of your particular circumstances. The penalty for failing to comply with reporting requirements can be significant.

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Preferred Class B1 Shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. You should consult your own tax advisors concerning the application of these rules to your particular circumstances.

Brazil Taxation

The following discussion summarizes the main Brazilian tax consequences applicable to the purchase, ownership and disposal of Preferred Class B1Shares and ADSs or by a holder that is not domiciled in Brazil for purposes of Brazilian taxation but it does not purport to be a comprehensive description of all potential tax considerations. Each Non-Resident Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in the Preferred Class B1 Shares and ADSs.

This summary is based upon federal tax laws of Brazil in effect as of the date hereof, which are subject to change and differing interpretations.

Taxation of Dividends

Dividends paid by a Brazilian corporation, such as the Company, to the holder of the Preferred Class B1 Shares and ADSs that is not resident in Brazil for tax purposes (“Non-Resident Holder”) will be subject to the Withholding Income Tax (“WHT”) at 10% rate as of January 1, 2026, regardless of the amount paid to the Non-Resident Holder.

Distribution of Interest on Shareholders’ Equity

Brazilian law permits Brazilian corporations, such as the Company, to make payments to shareholders of interest on shareholders’ equity as an alternative to carrying out dividend distributions, and to treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and social contribution on net income.

Payments of interest on shareholders’ equity to a Non-Resident Holder are subject to WHT at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction (as defined below).

These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, Brazilian law obligates us to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable WHT, plus the amount of declared dividends, is at least equal to the mandatory dividend.

The distribution of interest on shareholders’ equity must be proposed by the board of directors of the Company and is subject to subsequent ratification by the Company’s shareholders.

Capital Gains

Sale of the Preferred Class B1 Shares and ADSs

According to Brazilian Law No. 10,833, capital gains earned on the disposal of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, are subject to taxation in Brazil.

Our belief is that the Preferred Class B1 Shares and ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and negotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT.

However, we cannot assure you of how tax authorities and Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposal of the Preferred Class B1 Shares and ADSs to another non-Brazilian resident.

If the Preferred Class B1 Shares and ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Resident Holder from the sale or other disposition to either a non-resident or a resident of Brazil may be subject to income tax in Brazil, as further described below.

Discussion on Low or Nil Taxation Jurisdictions

A “Low or Nil Taxation Jurisdiction” is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a maximum rate lower than 20%, or (iii) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment.

“Privileged Tax Regimes” encompass the countries and jurisdictions that (a) do not tax income or tax it at a maximum rate lower than 20%; (b) grant tax advantages to a non-resident entity or individual either (x) without the need to carry out a substantial economic activity in the country or jurisdiction or (y) conditioned to the non-exercise of a substantial economic activity in the country or jurisdiction; (c) do not tax or tax proceeds generated abroad at a maximum rate lower than 20%; or (d) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out.

If Brazilian tax authorities determine that payments made to a Non-Resident Holder under a Privileged Tax Regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Low or Nil Tax Jurisdictions, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Preferred Class B1 Shares and ADSs by a Non-Resident Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Resident Holder on individuals or entities resident or domiciled within such states in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Resident Holder of Preferred Class B1 Shares and ADSs.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

The conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident Holder in the Preferred Class B1 Shares and ADSs , may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%.

Currently, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate.

The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions, or IOF/Bonds, may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of this tax for transactions involving common shares is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions. Currently, the issuance of ADRs traded outside of Brazil of which underlying shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at the 0% rate.

Item 2. Exhibits.

Exhibit No.	Description
1.1	English translation of the Company’s Bylaws, as amended (Estatuto Social)
2.1

Form of Second Amended and Restated Deposit Agreement, by and among the Registrant, Citibank, N.A., as ADS Depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to the Registration Statement on Form F-6 (File No. 333-291599) filed with the Commission on August 1, 2017).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
By:	/s/ Eduardo Haiama
Name:	Eduardo Haiama
Title:	Vice-President of Finance and Investor Relations

Date: December 22, 2025